Delisting Determination, The Nasdaq Stock Market, LLC, September 17, 2026 SPAR Group, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Common Stock of SPAR Group, Inc. effective at the opening of the trading session on October 12, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5550(b).
The Company was notified of the Staff determination on July 14, 2026.
The Company did not appeal the Staff Delist Determination Letter.
The Company Common Stock was suspended on July 23, 2026. The
Staff determination to delist the Company Common Stock became final on July 23, 2026.